U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

     Bayer Corporation (1)
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   (Last)                           (First)             (Middle)

                                100 Bayer Road

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                                    (Street)

     Pittsburgh                     PA                15205
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

     Sybron Chemicals Inc. (AMEX:SYC)
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year

     October 2000
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)
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7.   Individual or Joint/Group Filing (Check applicable line)

     [ ]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
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

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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

                                                                                                              6.

                                                               4.                              5.             Owner-
                                                               Securities Acquired (A) or      Amount of      ship
                                                  3.           Disposed of (D)                 Securities     Form:     7.
                                                  Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                    2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                  Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                   Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                          (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock, par value              10/26/00      P (2)         5,707,934      A     $35.00    5,707,934     I (3)       (4)
$.01 per share
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

*    If  the  Form  is  filed  by  more  than  one  Reporting  Person,  see
     Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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

                                                                                                                   10.
                                                                                                         9.        Owner-
                                                                                                         Number    ship
                                                                                                         of        Form
                   2.                                                                                    Deriv-    of
                   Conver-                    5.                              7.                         ative     Deriv-   11.
                   sion                       Number of                       Title and Amount           Secur-    ative    Nature
                   or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                   Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                   cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                   Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                 of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of           Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative         ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security           Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)         ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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

Explanation of Responses:

(1) This form is a joint filing with Project Toledo Acquisition Corp., a Delaware corporation ("Purchaser") and Bayer Aktiengesellschaft, a company organized under the laws of the Federal Republic of Germany ("Bayer AG"), affiliates of the Reporting Person. All of the common stock of Purchaser is owned by the Reporting Person, and all of the common stock of the Reporting Person is owned by Bayer AG. As the owner of 100% of Purchaser, Bayer Corporation, an Indiana corporation ("Parent") may be deemed to beneficially own any shares Purchaser may be deemed to beneficially own. As the 100% owner of Parent, Bayer AG may be deemed to beneficially own any shares the wholly owned subsidiary of Parent may be deemed to own.

(2) The shares of Sybron Chemicals Inc. common stock, par value $.01 per share ("Common Stock"), reported in this Statement of Changes in Beneficial Ownership on Form 4 were directly acquired by Purchaser upon the closing of a tender offer for all outstanding shares of Common Stock (the "Tender Offer"), as disclosed in the Tender Offer Statement on Schedule TO, including all exhibits thereto, as amended, initially filed with the Securities and Exchange Commission by Purchaser, Parent and Bayer AG on September 8, 2000.

(3) This figure reflects the 5,707,934 shares of Common Stock acquired in the Tender Offer.

(4) Parent's indirect beneficial ownership of the shares of Common Stock owned by Purchaser arises through its ownership of all the common stock of Purchaser.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

     /s/ E.L. Foote, Jr.                               November 7, 2000
------------------------------------             --------------------------

**Signature of Reporting Person                                  Date

    E.L. Foote, Jr., Executive
    Vice President, on behalf
    of Bayer Corporation
                                                                Page 2 of 3

                          JOINT FILER INFORMATION

Title of Securities:  Common Stock, par value $ .01 per share

Issuer & Ticker Symbol: Sybron Chemicals Inc. (AMEX: SYC)

Designated Filer:  Bayer Corporation

Other Joint Filers:

    Project Toledo Acquisition Corp.
    100 Bayer Road
    Pittsburgh, PA 15205

    Bayer Aktiengesellschaft
    D-51368 Leverkusen
    Germany

Date of Event
Requiring Statement:  October 26, 2000


PROJECT TOLEDO ACQUISITION CORP.,


    by          /s/ John L. Williams
        ----------------------------
         Name:  John L. Williams
         Title: President

BAYER AKTIENGESELLSCHAFT,


    by          /s/ Roland Hartwig
        ----------------------------
         Name:  Dr. Roland Hartwig
         Title: General Counsel